Afya Limited Announces Second-Quarter and First-Half 2023 Financial Results

High and Predictable Growth

Strong Cash Generation

Nova Lima, Brazil, August 28, 2023 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three and six-month period ended June 30, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second Quarter 2023 Highlights

▪	2Q23 Adjusted Net Revenue increased 23.6% YoY to R$712.2 million. Adjusted Net Revenue excluding acquisitions grew 13.5%, reaching R$654.0 million.
▪	2Q23 Adjusted EBITDA increased 21.8% YoY, reaching R$268.2 million, with an Adjusted EBITDA Margin of 37.7%. Adjusted EBITDA excluding acquisitions grew 9.9%, reaching R$241.9 million, with an Adjusted EBITDA Margin of 37.0%.

First Half 2023 Highlights

▪	1H23 Adjusted Net Revenue increased 24.3% YoY to R$1,421.6 million. Adjusted Net Revenue excluding acquisitions grew 13.5%, reaching R$1,298.2 million.
▪	1H23 Adjusted EBITDA increased 21.9% YoY reaching R$598.4 million, with an Adjusted EBITDA Margin of 42.1%. Adjusted EBITDA excluding acquisitions grew 11.2%, reaching R$546.1 million, with an Adjusted EBITDA Margin of 42.1%.
▪	Cash conversion of 98.9% generating R$566.5 million of cash flow from operating activities that resulted a solid cash position of R$741.2 million.
▪	Almost 282 thousand monthly active physicians and medical students using Afya’s Digital Services.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	712,607	654,325	598,156	19.1%	9.4%	1,422,568	1,299,175	1,164,480	22.2%	11.6%
(b) Adjusted Net Revenue (1)	712,237	653,955	576,079	23.6%	13.5%	1,421,620	1,298,227	1,143,795	24.3%	13.5%
(c) Adjusted EBITDA (2)	268,174	241,876	220,186	21.8%	9.9%	598,373	546,095	490,987	21.9%	11.2%
(d) = (c)/(b) Adjusted EBITDA Margin	37.7%	37.0%	38.2%	-50 bps	-120 bps	42.1%	42.1%	42.9%	-80 bps	-80 bps
*For the three months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Glic (April to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (April to June, 2023; Closing of UNIT and FITS was in January 2023).
*For the six months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to June, 2023; Closing of UNIT and FITS was in January 2023).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Message from Management

In Afya, these results reinforce the success of our strategy, as evidenced by consistent growth in both operational and financial results. Notably, our Net Revenue and Adjusted EBITDA have increased significantly year-over-year, providing us with the confidence to reaffirm our 2023 guidance.

This quarter was marked by significant increases in Net Revenue within our three segments and we are delighted to see that the most significant growth came from our Continuing Education segment with a robust intake process, and course maturation reflecting a 50% quarter-over-quarter expansion.

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In Digital Health Services, we observed an increase of 28% in Net Revenue compared to the same quarter of 2022. This result reinforces the opportunity ahead in Digital Services, and it is explained by the ramp-up in B2B engagements, with new contracts with the pharmaceutical industry companies, and the continuous ramp-up in B2P subscribers, as we will discuss further on.

Afya's core business also delivered outstanding results again, as we saw higher tickets in Medicine courses, maturation of medical seats, and the consolidation of UNIT Alagoas and FITS Jaboatão dos Guararapes acquisition in January 2023.

Building on these achievements, our Afya Day event held this July marked another significant milestone as we unveiled the initiation of our rebranding efforts. This strategic move aims to ensure that our strong results are maximized and connected by an equally strong brand strategy. Propelling Afya to a high level of relevance, credibility and growth potential. Additionally, we took the opportunity to reiterate our strategic direction and articulate our vision for the forthcoming years.

Underlining these achievements, Afya's remarkable performance garnered three major awards within the 2nd quarter: "Executivo de Valor” recognizing Virgilio Gibbon as the top CEO in the Education Sector, “Valor Econômico's Best Education Company in Innovation", and another prestigious recognition for being the best Company in the Education Sector in the "Valor 1000" award.

We are very proud of our business and of what we have achieved so far, as well as of what we are planning for the future.

1.	Key Events in the Quarter:
▪	Afya announced, on June 2023, that the resolutions set out in its Notice of Annual General Meeting2023 were duly passed at its Annual General Meeting held: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2022; (2) the approval of João Paulo Seibel de Faria as a director of the Company with immediate effect to hold office for a two year term; (3) the approval of Vanessa Claro Lopes as a director of the Company with immediate effect to hold office for a two year term; (4) the approval of Miguel Filisbino Pereira de Paula as a director of the Company with immediate effect to hold office for a two year term; and (5) the approval of Marcelo Ken Suhara as a director of the Company with immediate effect to hold office for a two year term;
2.	Subsequent Events in the quarter
▪	Afya (Nasdaq: AFYA, B3: A2FY34) announced, on July 2023 the start of negotiation of its non-sponsored Brazilian Depositary Receipts (BDRs), with a 1-for-2 stock split, aimed to provide investment opportunities on Afya for Brazilian investors;
▪	Afya hosted, on July 2023 its Investor and ESG Day. Attendees heard from Afya’s business executives the Company's evolution, business strategy, ESG initiatives, present and future perspectives. More details on: https://ir.afya.com.br/afya-day/
▪	Changes in the share-based compensation plan: On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022 were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs). The conversion ratios were measured by the Company considering the fair value for the original plans remeasured at the modification date with no significant increase in fair value as a result of such modification since the beneficiaries will have the benefit of settling its award for no cash consideration. Further, the People and ESG Committee also approved a modification in the index rate to the strike prices of its granted stock options. The result is that strike prices are now adjusted by the Brazilian inflation rate (IPCA) instead of the CDI rate. These changes will be accounted as modifications in accordance with IFRS 2 and the Company do not expect to have significant impacts on the consolidated financial statements.
▪	Municipality taxes amnesty program: In August 2023, the Company and the selling shareholders of Unigranrio agreed to settle a tax proceeding with the municipality of Rio de Janeiro for ISS (municipality tax on services) and Unigranrio entered into a tax amnesty program on interest and penalties and paid R$14,819 on August 10, 2023. As of June 30, 2023, the Company had an indemnification asset of R$20,000 and a provision for legal proceedings of R$53,302 for this matter. The Company is still measuring the impacts on the consolidated financial statements.

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3.	Full Year 2023 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for FY23, which already considered the impact of the increase of the FG-FIES, as Afya successfully concluded acceptances of new medical students for the second semester, ensuring 100% occupancy in all of its medical schools.

Under the new FIES Program (Higher Education Financing Fund) introduced in 2018, retention is applied to the amount paid by the Program to cover the delinquency of the financed students. This retention is allocated to the FG-FIES Fund and the fund cannot be redeemed or utilized for other purposes without the approval of the National Fund for the Development of Education (FNDE). There was a transition rule that capped the retention at certain levels until 2022. From 2023, the limit was lifted, and the retention was updated according to the delinquency per educational entity for those FIES students that entered on the amortization phase. For Afya, the expected impact on the increase of the FG-FIES in 2023 is R$24 million which was already considered in the 2023 Guidance.

The guidance for FY2023 is defined in the following table:

Guidance for 2023
Adjusted Net Revenue*	R$ 2,750 mn ≤ ∆ ≤ R$ 2,850 mn
Adjusted EBITDA	R$ 1,100 mn ≤ ∆ ≤ R$ 1,200 mn
Adjusted EBITDA Margin	41.0% ≤ ∆ ≤ 43.0%

*Includes UNIT Alagoas and FITS Jaboatão dos Guararapes' acquisitions;
Includes the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna;
Excludes any acquisition that may be concluded after the issuance of the guidance.

4.	1H23 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services are transferred over time.

Key Revenue Drivers – Undergraduate Courses

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Table 2: Key Revenue Drivers	For the six months period ended June 30,
	2023	2022	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,163	2,759	14.6%
Operating Seats	3,113	2,481	25.5%
Total Students (end of period)	20,790	17,555	18.4%
Average Total Students	20,806	17,539	18.6%
Average Total Students (ex-Acquisitions)*	18,811	17,539	7.3%
Tuition Fees (Total - R$ '000)	1,262,673	1,001,808	26.0%
Tuition Fees (ex- Acquisitions* - R$ '000)	1,148,822	1,001,808	14.7%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	10,179	9,520	6.9%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,549	7,853	8.9%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	21,117	20,779	1.6%
Average Total Students	21,389	20,841	2.6%
Average Total Students (ex-Acquisitions)*	19,633	20,841	-5.8%
Tuition Fees (Total - R$ '000)	197,177	170,666	15.5%
Tuition Fees (ex- Acquisitions* - R$ '000)	182,211	170,666	6.8%
OTHER UNDERGRADUATE
Total Students (end of period)	24,545	23,945	2.5%
Average Total Students	24,794	24,077	3.0%
Average Total Students (ex-Acquisitions)*	21,569	24,077	-10.4%
Tuition Fees (Total - R$ '000)	155,709	137,464	13.3%
Tuition Fees (ex- Acquisitions* - R$ '000)	134,772	137,464	-2.0%
TOTAL TUITION FEES
Tuition Fees (Total - R$ '000)	1,615,560	1,309,937	23.3%
Tuition Fees (ex- Acquisitions* - R$ '000)	1,465,805	1,309,937	11.9%
*For the six months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: UNIT Alagoas and FITS Jaboatão dos Guararapes (January to June, 2023; Closing of UNIT and FITS was in January 2023).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	For the six months period ended June 30,
	2023	2022	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,646	3,543	31.1%
Average Total Students	4,710	3,511	34.1%
Average Total Students (ex-Acquisitions)	4,710	3,511	34.1%
Net Revenue from courses (Total - R$ '000)	70,584	47,662	48.1%
Net Revenue from courses (ex- Acquisitions¹)	70,584	47,662	48.1%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	6,440	12,741	-49.5%
Prep Courses & CME - B2B	6,029	4,909	22.8%
Além da Medicina Active Payers	6,657	7,792	-14.6%
Cardiopapers Active Payers	6,880	4,765	44.4%
Medical Harbour Active Payers	7,002	4,425	58.2%
Clinical Decision Software
Whitebook Active Payers	145,744	133,238	9.4%
Clinical Management Tools²
iClinic Active Payers	24,957	21,088	18.3%
Shosp Active Payers	3,001	2,264	32.6%

Digital Services Total Active Payers (end of period)	206,710	191,222	8.1%
Net Revenue from Services (Total - R$ '000)	110,930	89,695	23.7%
Net Revenue - B2P	91,284	79,013	15.5%
Net Revenue - B2B	19,646	10,682	83.9%
Net Revenue From Services (ex-Acquisitions¹)	103,841	89,695	15.8%
*For the six months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period.

Total monthly active users reached almost 282 thousand, 6.5% higher over the same period in the last year.

Monthly Active Unique Users (MUAU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	2Q23	2Q22	% Chg YoY	1Q23	4Q22
Content & Technology for Medical Education	24,973	20,739	20.4%	31,549	16,539
Clinical Decision Software	230,338	221,862	3.8%	237,003	221,762
Clinical Management Tools¹	24,880	21,151	17.6%	24,568	20,936
Physician-Patient Relationship	1,782	1,101	61.9%	1,773	1,473
Total Monthly Active Users (MaU) - Digital Services	281,973	264,853	6.5%	294,893	260,710
1) Clinical management tools includes Telemedicine and Digital Prescription features
Includes Shosp, Medicinae and Além da Medicina starting in 1Q22 and Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
	2Q23	2Q22	% Chg QoQ	1Q23	4Q22

Total Monthly Unique Active Users (MuaU) - Digital Services	251,487	245,396	2.5%	262,137	241,949

1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

Revenue

Adjusted Net Revenue for the second quarter of 2023 was R$712.2 million, an increase of 23.6% over the same period of the prior year. Excluding acquisitions, Adjusted Net Revenue in the second quarter increased 13.5% YoY to R$654.0 million, mainly due to higher tickets in Medicine courses in 8.9% in the semester and the maturation of medical seats, the Continuing Education performance and the digital services expansion.

Net Revenue of Continuing Education for the second quarter of 2023 was R$35.6 million, an increase of 49.6%, boosted by student growth.

Digital services increased 28.2% quarter over quarter, totaling R$54.1 million. The organic growth is a combination of (a) an increase in the B2B engagements, increasing B2B Net Revenue by 83.9%, and (b) the expansion of the active payers in the B2P, mainly in Whitebook, IClinic, Medical Harbour and Cardiopapers.

For the six-month period ended June 30, 2023, Adjusted Net Revenue was R$1,421.6 million, an increase of 24.3% over the same period of last year. Excluding acquisitions, Adjusted Net Revenue in the six-month period increased 13.5% YoY to R$1,298.2 million.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	625,264	567,113	533,545	17.2%	6.3%	1,246,240	1,129,935	1,028,940	21.1%	9.8%
Adjusted Undergrad¹	624,894	566,743	511,468	22.2%	10.8%	1,245,292	1,128,987	1,008,255	23.5%	12.0%
Continuing Education	35,624	35,624	23,811	49.6%	49.6%	70,584	70,584	47,662	48.1%	48.1%
Digital Services	54,138	54,007	42,218	28.2%	27.9%	110,930	103,841	89,695	23.7%	15.8%
Inter-segment transactions	-2,419	-2,419	-1,418	n.a	70.6%	-5,186	-5,186	-1,817	185.4%	185.4%
Total Reported Net Revenue	712,607	654,325	598,156	19.1%	9.4%	1,422,568	1,299,175	1,164,480	22.2%	11.6%
Total Adjusted Net Revenue ¹	712,237	653,955	576,079	23.6%	13.5%	1,421,620	1,298,227	1,143,795	24.3%	13.5%
*For the three months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Glic (April to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (April to June, 2023; Closing of UNIT and FITS was in January 2023).
*For the six months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to June, 2023; Closing of UNIT and FITS was in January 2023).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended June 30, 2023 increased 21.8% to R$268.2 million, up from R$220.2 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 50 basis points to 37.7%. For the six-month period ended June 30, 2023, Adjusted EBITDA was R$598.4 million, an increase of 21.9% over the same period of the prior year, with an Adjusted EBITDA Margin decrease of 80 basis points in the same period.

The Adjusted EBITDA Margin reduction is due to: (a) Mix of Net Revenue, with higher participation of the Digital and Continuing Education segments, and (b) the consolidation of 4 new Mais Médicos campuses (operation started on 3Q22) and UNIT Alagoas and FITS Jaboatão dos Guararapes which are performing better than expected but still present lower margins when compared to the integrated companies.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	268,174	241,876	220,186	21.8%	9.9%	598,373	546,095	490,987	21.9%	11.2%
% Margin	37.7%	37.0%	38.2%	-50 bps	-120 bps	42.1%	42.1%	42.9%	-80 bps	-80 bps
*For the three months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Glic (April to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (April to June, 2023; Closing of UNIT and FITS was in January 2023).
*For the six months period ended June 30, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Cardiopapers (January to March 2023; Closing of Cardiopapers was in April, 2022), Glic (January to May, 2023; Closing of Glic was in May, 2022), and UNIT Alagoas and FITS Jaboatão dos Guararapes (January to June, 2023; Closing of UNIT and FITS was in January 2023).

Adjusted Net Income

Net Income for the second quarter of 2023 was R$87.5 million, a decrease of -17.5% over the same period of the prior year. Net Income results for the second quarter of 2022 was positively affected by the increase in operational results, which includes the recovery of a portion of the prior granted discounts in tuition fees related to COVID-19

Adjusted Net Income for the second quarter of 2023 was R$ 131.9 million, an increase of 10.7% over the same period of the prior year mainly due to better operational performance, which was offset by higher financial expenses, mainly related to the increase in leverage due to UNIT Alagoas and FITS Jaboatao business combination and higher interest rates, when compared to the same period of the prior year. Adjusted Net Income for the six-month period of 2023 was R$ 298.3 million, an increase of 4.2% year over year.

Adjusted EPS reached R$3.20 per share for the six-month period ended June 30, 2023, an increase of 5.2% year over year, for the reasons as presented above.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2023	2022	% Chg	2023	2022	% Chg
Net income	87,537	106,073	-17.5%	205,310	241,015	-14.8%
Amortization of customer relationships and trademark (1)	29,983	18,724	60.1%	54,186	37,007	46.4%
Share-based compensation	6,902	8,652	-20.2%	13,398	11,581	15.7%
Non-recurring expenses:	7,481	(14,302)	n.a.	25,388	-3,275	n.a.
- Integration of new companies (2)	6,282	5,781	8.7%	12,182	9,952	22.4%
- M&A advisory and due diligence (3)	635	594	6.9%	11,674	1,806	546.4%
- Expansion projects (4)	378	677	-44.2%	529	1,279	-58.6%
- Restructuring expenses (5)	556	723	-23.1%	1,951	4,373	-55.4%
- Mandatory Discounts in Tuition Fees (6)	-370	-22,077	-98.3%	-948	-20,685	-95.4%
Adjusted Net Income	131,903	119,147	10.7%	298,282	286,328	4.2%
Basic earnings per share - in R$ (7)	0.92	1.12	-17.8%	2.17	2.55	-14.8%
Adjusted earnings per share - in R$ (8)	1.42	1.27	11.8%	3.20	3.05	5.2%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On June 30, 2023, Cash and Cash Equivalents were R$741.2 million, a decrease of 32.2% over December 31, 2022, due to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination.

For the six-month period ended June 30, 2023, Afya reported cash flow from operating activities of R$566.5 million, up from R$450.0 million in the same period of the previous year, an increase of 25.9% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio was strong once again, achieving 98.9% for the six-month period ended June 30, 2023, compared to 91.0% in the same period of the previous year.

On June 30, 2023, Net Debt, excluding the effect of IFRS 16, totaled R$2,003.6 million. When compared to December 31, 2022 Net Debt added to R$825 million related to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination closed on January 2, 2023, the Net Debt reduced R$ 202 million due to the strong Cash flow from operating activities in the semester.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2023	2022	% Chg
(a) Net cash flows from operating activities	537,492	427,916	25.6%
(b) Income taxes paid	28,988	22,101	31.2%
(c) = (a) + (b) Cash flow from operating activities	566,480	450,017	25.9%

(d) Adjusted EBITDA	598,373	490,987	21.9%
(e) Non-recurring expenses:	25,388	-3,275	n.a.
- Integration of new companies (1)	12,182	9,952	22.4%
- M&A advisory and due diligence (2)	11,674	1,806	546.4%
- Expansion projects (3)	529	1,279	-58.6%
- Restructuring Expenses (4)	1,951	4,373	-55.4%
- Mandatory Discounts in Tuition Fees (5)	-948	-20,685	-95.4%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	572,985	494,262	15.9%
(g) = (c) / (f) Operating cash conversion ratio	98.9%	91.0%	790 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

The following table shows more information regarding the cost of debt for 1H23, considering loans and financing, capital market and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt. Considering the mid guidance for 2023, Afya’s Net Debt/ Adjusted Ebitda would be 1.7x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the six months period ended in June 30,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	825	2.9	6.5%	48%
Capital Market	537	4.1	15.5%	114%
Loans and financing: Others	563	1.6	15.5%	114%
Accounts payable to selling shareholders	820	1.0	13.0%	97%
Average	2,745	2.3	11.9%	89%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1H23: ~13.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	2Q23	FY2022	% Chg	2Q22	% Chg
(+) Cash and Cash Equivalents	741,196	1,093,082	-32.2%	616,250	20.3%
Cash and Bank Deposits	17,057	57,509	-70.3%	47,583	-64.2%
Cash Equivalents	724,139	1,035,573	-30.1%	568,667	27.3%
(-) Loans and Financing	1,925,154	1,882,901	2.2%	1,380,540	39.4%
Current	193,660	145,202	33.4%	230,494	-16.0%
Non-Current	1,731,494	1,737,699	-0.4%	1,150,046	50.6%
(-) Accounts Payable to Selling Shareholders	764,595	528,678	44.6%	649,626	17.7%
Current	401,766	261,711	53.5%	203,979	97.0%
Non-Current	362,829	266,967	35.9%	445,647	-18.6%
(-) Other Short and Long Term Obligations	55,045	62,176	-11.5%	69,456	-20.7%
(=) Net Debt (Cash) excluding IFRS 16	2,003,598	1,380,673	45.1%	1,483,372	35.1%
(-) Lease Liabilities	851,845	769,525	10.7%	741,825	14.8%
Current	35,292	32,459	8.7%	28,619	23.3%
Non-Current	816,553	737,066	10.8%	713,206	14.5%
Net Debt (Cash) with IFRS 16	2,855,443	2,150,198	32.8%	2,225,197	28.3%

CAPEX

Capital expenditures consists of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the six-month period ending June 30, 2023, CAPEX went from R$161.2 million to R$102.2 million, a decrease of 36.6% over the same period of the prior year.

Table 12: CAPEX
(in thousands of R$)	For the six months period ended June 30,
	2023	2022	% Chg
CAPEX	102,157	161,218	-36.6%
Property and equipment	56,907	62,266	-8.6%
Intanglibe assets	45,250	98,952	-54.3%
- Licenses	0	24,408	n.a.
- Goodwill	0	36,481	n.a.
- Others	45,250	38,063	18.9%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

On January 2023, Afya announced it is one of 484 companies across 45 countries and regions to join the 2023 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. In addition, for the second time in a row, Afya was included on the index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies, being 1 of 16 Brazilian companies included in the index this year.

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The 2022 Sustainability Report can be found at: https://ir.afya.com.br/corporate-governance/sustainability/

Table 13: ESG Metrics			2Q23	2Q22	2022	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,795	8,731	8,708	8,079	6,100	3,369
2	405-1	Percentage of female employees	57%	56%	57%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	36%	27%	40%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	36%	30%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	5,643,324	3,598,250	17,011,842	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	122,681	94,691	412,747	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	58.0%	69.4%	72.4%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources	42.0%	30.6%	27.6%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	168,362	143,236	494,635	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	18,865	16,998	18,104	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	10,045	8,783	10,965	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	15.1%	14.1%	18.8%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	714	449	662	447	432	60
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

5.   Conference Call and Webcast Information

When: August 28, 2023 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Dial-in:   Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668

United States: +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592

Webinar ID: 987 2513 9496

Other Numbers: https://afya.zoom.us/u/abiXHObhrF

OR

Webcast: https://afya.zoom.us/j/98725139496

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6.   About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

7.   Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.   Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the Cash flow from operating activities, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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9.   Investor Relations Contact

E-mail: ir@afya.com.br

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10.  Financial Tables

Unaudited interim condensed consolidated statements of income and comprehensive income
For the three and six-month periods ended June 30, 2023 and 2022
(In thousands of Brazilian reais, except earnings per share)

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	712,607	598,156	1,422,568	1,164,480
Cost of services	(284,295)	(219,242)	(531,902)	(405,972)
Gross profit	428,312	378,914	890,666	758,508

General and administrative expenses	(249,586)	(207,415)	(482,806)	(385,929)
Other expenses, net	(2,083)	(1,257)	(1,678)	(1,566)

Operating income	176,643	170,242	406,182	371,013

Finance income	23,892	22,874	51,579	47,443
Finance expenses	(114,118)	(83,676)	(238,357)	(164,967)
Finance result	(90,226)	(60,802)	(186,778)	(117,524)

Share of income of associate	3,210	2,201	7,056	6,441

Income before income taxes	89,627	111,641	226,460	259,930

Income taxes expenses	(2,090)	(5,568)	(21,150)	(18,915)

Net income	87,537	106,073	205,310	241,015

Other comprehensive income	-	-	-	-
Total comprehensive income	87,537	106,073	205,310	241,015

Income attributable to
Equity holders of the parent	82,789	101,505	194,916	231,115
Non-controlling interests	4,748	4,568	10,394	9,900
	87,537	106,073	205,310	241,015
Basic earnings per share
Per common share	0.92	1.12	2.17	2.55
Diluted earnings per share Per common share	0.92	1.12	2.16	2.55

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Unaudited interim condensed consolidated statements of financial position
As of June 30, 2023, and December 31, 2022
(In thousands of Brazilian reais)

	June 30, 2023	December 31, 2022
Assets	(unaudited)
Current assets
Cash and cash equivalents	741,196	1,093,082
Trade receivables	509,520	452,831
Inventories	8,088	12,190
Recoverable taxes	51,505	27,809
Other assets	63,930	51,745
Total current assets	1,374,239	1,637,657

Non-current assets
Trade receivables	42,893	42,568
Other assets	200,448	191,756
Investment in associate	52,669	53,907
Property and equipment	588,178	542,087
Right-of-use assets	759,512	690,073
Intangible assets	4,831,529	4,041,491
Total non-current assets	6,475,229	5,561,882

Total assets	7,849,468	7,199,539

Liabilities
Current liabilities
Trade payables	82,632	71,482
Loans and financing	193,660	145,202
Lease liabilities	35,292	32,459
Accounts payable to selling shareholders	401,766	261,711
Notes payable	55,045	62,176
Advances from customers	121,838	133,050
Labor and social obligations	220,019	154,518
Taxes payable	26,455	26,221
Income taxes payable	30,465	16,151
Other liabilities	3,509	2,719
Total current liabilities	1,170,681	905,689

Non-current liabilities
Loans and financing	1,731,494	1,737,699
Lease liabilities	816,553	737,066
Accounts payable to selling shareholders	362,829	266,967
Taxes payable	91,286	92,888
Provision for legal proceedings	202,940	195,854
Other liabilities	27,488	13,218
Total non-current liabilities	3,232,590	3,043,692
Total liabilities	4,403,271	3,949,381

Equity
Share capital	17	17
Additional paid-in capital	2,372,773	2,375,344
Share-based compensation reserve	136,936	123,538
Treasury stock	(314,745)	(304,947)
Retained earnings	1,199,802	1,004,886
Equity attributable to equity holders of the parent	3,394,783	3,198,838
Non-controlling interests	51,414	51,320
Total equity	3,446,197	3,250,158

Total liabilities and equity	7,849,468	7,199,539

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Unaudited interim condensed consolidated statements of cash flow
For the six-month periods ended June 30, 2023 and 2022
(In thousands of Brazilian reais)

	June 30, 2023	June 30, 2022
Operating activities	(unaudited)	(unaudited)
Income before income taxes	226,460	259,930
Adjustments to reconcile income before income taxes
Depreciation and amortization	138,264	99,089
Write-off of property and equipment	246	2,483
Write-off of intangible assets	259	2,549
Allowance for doubtful accounts	39,086	30,420
Share-based compensation expense	13,398	11,581
Net foreign exchange differences	539	320
Accrued interest	152,404	95,165
Accrued lease interest	49,033	41,392
Share of income of associate	(7,056)	(6,441)
Provision for legal proceedings	6,934	12,047
Changes in assets and liabilities
Trade receivables	(62,359)	(88,472)
Inventories	4,241	(3,314)
Recoverable taxes	(23,107)	(13,644)
Other assets	(9,121)	(7,886)
Trade payables	(1,103)	2,952
Taxes payables	18,502	5,247
Advances from customers	(43,709)	(31,668)
Labor and social obligations	59,249	44,565
Other liabilities	4,320	(6,298)
	566,480	450,017
Income taxes paid	(28,988)	(22,101)

Net cash flows from operating activities	537,492	427,916

Investing activities
Acquisition of property and equipment	(56,907)	(62,266)
Acquisition of intangibles assets	(45,250)	(50,267)
Dividends received	5,101	2,838
Acquisition of subsidiaries, net of cash acquired	(640,858)	(177,815)
Net cash flows used in investing activities	(737,914)	(287,510)

Financing activities
Payments of loans and financing	(67,305)	(53,795)
Proceeds from loans and financing	5,288	-
Payments of lease liabilities	(66,239)	(55,074)
Treasury shares buy-back	(12,369)	(152,317)
Dividends paid to non-controlling shareholders	(10,300)	(11,212)
Net cash flows used in financing activities	(150,925)	(272,398)
Net foreign exchange differences	(539)	(320)
Net decrease in cash and cash equivalents	(351,886)	(132,312)
Cash and cash equivalents at the beginning of the period	1,093,082	748,562
Cash and cash equivalents at the end of the period	741,196	616,250

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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2023	2022	% Chg	2023	2022	% Chg
Net income	87,537	106,073	-17.5%	205,310	241,015	-14.8%
Net financial result	90,226	60,802	48.4%	186,778	117,524	58.9%
Income taxes expense	2,090	5,568	-62.5%	21,150	18,915	11.8%
Depreciation and amortization	72,306	50,702	42.6%	138,264	99,089	39.5%
Interest received (1)	4,842	4,892	-1.0%	15,141	12,579	20.4%
Income share associate	(3,210)	(2,201)	45.8%	(7,056)	(6,441)	9.5%
Share-based compensation	6,902	8,652	-20.2%	13,398	11,581	15.7%
Non-recurring expenses:	7,481	(14,302)	n.a.	25,388	(3,275)	n.a.
- Integration of new companies (2)	6,282	5,781	8.7%	12,182	9,952	22.4%
- M&A advisory and due diligence (3)	635	594	6.9%	11,674	1,806	546.4%
- Expansion projects (4)	378	677	-44.2%	529	1,279	-58.6%
- Restructuring expenses (5)	556	723	-23.1%	1,951	4,373	-55.4%
- Mandatory Discounts in Tuition Fees (6)	(370)	(22,077)	-98.3%	(948)	(20,685)	n.a.
Adjusted EBITDA	268,174	220,186	21.8%	598,373	490,987	21.87%
Adjusted EBITDA Margin	37.7%	38.2%	-50 bps	42.1%	42.9%	-80 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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